August 1, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.  20549

Attn:  Andrew D. Mew, Accounting Branch Chief

Re: NRG Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Response dated July 13, 2012

File No. 001-15891

Dear Mr. Mew:

We hereby respond to the additional comment made by the Staff in your letter dated July 18, 2012 related to the above referenced filing of NRG Energy, Inc. (“NRG” or the “Company”).  Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold and NRG’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 8 — Financial Statements and Supplementary Data

Note 3 — Business Acquisitions and Dispositions, page 127

We note your response to our prior comments with respect to the Ivanpah transaction. We are not persuaded that the $68 million you paid for your 50.1% equity interest was reflective of the full amount of the consideration for your portion of the net assets acquired. That is, we believe that the full purchase price included the committed base equity. In this regard, the fair value of the net assets acquired ranged from $615 million to $548.5 million based on third party valuations. We note your base equity commitment approximates your percentage interest in the net assets acquired as of the transaction date. In addition, we believe the non-controlling interest amounts should include the corresponding committed base equity by Google. Please show us what your revised disclosure will look like including the impact on your financial statements.

Response:

The Company would like to clarify the reference to the fair value of the net assets acquired on the acquisition date.  Please refer to the table below, which is consistent with the information shared with the Staff in our prior response:

	NRG Fair Value of Net Assets ($ in 000s)	BrightSource Fair Value Of Assets ($ in 000s)
Prepaid expenses	$3,593
Restricted cash	24,625
Fixed assets	491,626
Deposits and other assets	32,561
Total assets	$552,405
Long-term liabilities	(3,867)
Subtotal	$548,538	$615,000

Accrued construction costs	$(326,745)
Net assets acquired (a)	$221,793

(a)          Agrees with the capital contributed by BrightSource immediately prior to the acquisition.

We provided the $548.5 million as a comparative figure to the $615 million disclosed by BrightSource.  NRG has confirmed with BrightSource that the $615 million they disclosed does not reflect the liability for accrued construction costs payable by the project on the acquisition date.   NRG’s acquisition accounting, in accordance with ASC 805, included these liabilities of the project that were assumed as of the acquisition date, and consequently, the Company allocated its acquisition price of $68 million to net assets acquired of $222 million.

The $222 million contributed by the owners as of the acquisition date represented the total equity within the Ivanpah project financial statements.  In connection with the accounting for the business combination under ASC 805, the Company concluded that the fair value of the noncontrolling interest balance was equal to the portion of the equity that was contributed by BrightSource and Google.  The Company recognizes that at acquisition the fair value of the noncontrolling interest balance of $154 million appears disproportionate to the 49.9% noncontrolling ownership interest in the net assets of $222 million.  The contributed capital by the noncontrolling interest holders of $116 million and $38 million, respectively, represent the amounts that each owner would be entitled to in the event of a liquidation of the project as of the acquisition date.  The capital accounts will become proportionate to the ownership interests as NRG and Google fund their remaining base equity contributions. The acquisition agreements provide that each owner would be entitled, to the extent available, to the balance in their positive capital account, without any adjustment related to ownership interest.  The Company allocated its portion of the project equity, $68 million, as the consideration for the business combination. The Company’s valuation of the acquired assets and assumed liabilities resulted in no fair value adjustments and no goodwill recorded.

The Company would respectfully like to provide the Staff a more detailed and specific analysis that resulted in the conclusion that such base equity commitments to the project are not consideration for its acquisition of the Ivanpah project.

ASC paragraph 805-30-30-7 indicates that consideration transferred shall be calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquirer, and the equity interests issued by the acquirer.  Additionally, the ASC glossary defines contingent consideration as “Usually an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met.”

NRG notes that its obligation under the remaining base equity commitments is to transfer funds to pay for construction costs for future assets that did not exist as of the acquisition date.  The Company will not transfer additional assets or equity interests to the former owners and therefore the commitments to contribute equity do not represent consideration transferred or contingent consideration.

Additionally, the company notes within ASC 805-10-55-18(c) that “The timing of the transaction may also provide insight into whether it is part of the exchange for the acquiree. For example, a transaction between the acquirer and the acquiree that takes place during the negotiations of the terms of a business combination may have been entered into in contemplation of the business combination to provide future economic benefits to the acquirer or the combined entity. If so, the acquiree or its former owners before the business combination are likely to receive little or no benefit from the transaction except for benefits they receive as part of the combined entity.”

The financing arrangement and the related equity commitments were under negotiation with the Department of Energy, or the DOE, concurrently with the Company and Google’s negotiations with BrightSource regarding the business combination. The equity commitments from Brightsource, NRG and Google were required by the DOE as a condition of the financing arrangement.   The financing arrangement and the associated equity commitments were entered into immediately following the business combination. At no time did the equity commitments entered into by NRG or Google represent obligations of BrightSource and therefore, do not represent either consideration paid to the seller or liabilities assumed.

As the Staff requested, the Company analyzed the impact of including the base equity commitments as purchase consideration in our acquisition accounting.  In this case, the unpaid base equity commitments were analogized to a receivable for the issuance of equity.  Had the Company concluded that the remaining base equity commitments were a part of the business combination and should be recorded on the opening balance sheet, the Company notes that the opening balance sheet would remain consistent with the Company’s current accounting for the business combination, with no change in total equity.  Our reasoning, which is further discussed and illustrated hereinafter, is based on analogy to ASC 505-10-45-2 and SEC Regulation S-X 5-02 (29).

ASC 505-10-45-2, Receivables for Issuance of Equity, provides that “An entity may receive a note, rather than cash, as a contribution to its equity. The transaction may be a sale of capital stock or a contribution to paid-in capital. Reporting the note as an asset is generally not appropriate, except in very limited circumstances in which there is substantial evidence of ability and intent to pay within a reasonably short period of time. Consequently, the predominant practice is to offset the notes and stock in the equity section…..”  In addition, the Company notes that in accordance with Regulation S-X 5-02: “29. Common stocks. …..Show also the dollar amount of any common shares subscribed but unissued, and show the deduction of subscriptions receivable therefrom…..”

Based on this guidance, if the commitments to fund future equity in the Ivanpah project were included in the project’s equity balance on the acquisition date, the offsetting entry to record the commitments would represent a receivable on the project books from the investors, Google and NRG.  As NRG would record a payable and the project would record a receivable, these balances would eliminate in consolidation.  The receivable on the project books from Google would remain in NRG’s consolidated balance sheet, however based on the guidance analyzed above, the receivable would be recorded within the equity section of the balance sheet.  Accordingly, the Ivanpah project equity and the NRG equity and Noncontrolling interest balances would remain unchanged from the current presentation.  More specifically, the Company would report the receivable from Google within its Noncontrolling interest balance and the increase to the receivable on the acquisition date as well as the increase in the Noncontrolling interest from recording the commitment would be recorded as activity in the Noncontrolling interest column of NRG’s Statement of Stockholders’ Equity.  If NRG were to follow this approach, we believe there would be no material change to the presentation of our Statement of Stockholders’ Equity and hence the Company would not revise its disclosure in future filings.  The remaining base equity commitment has been recorded in Noncontrolling interest, over the months subsequent to the acquisition, as the assets have been constructed, and will be completed by the end of the construction period, which will occur in early to mid 2013. Since the acquisition date, and through June 30, 2012, Google has contributed an additional $69 million of its base equity commitment, with $43 million remaining to be contributed.

The following table represents the impact to NRG’s balance sheet of the recorded accounting for the transaction on the date of the acquisition:

NRG impact
of Ivanpah
($ in 000s)	Acquisition
Cash	$(67,951)
Prepaid expenses	3,593
Restricted cash	24,625
Fixed assets	491,626
Deposits and other assets	32,561
Total assets	$484,454

Accrued expenses	$(326,745)
Long-term liabilities	(3,867)
Total liabilities	(330,612)
Noncontrolling interest	(153,842)
Total equity	(153,842)
Total liabilities and equity	$(484,454)

The following table represents the impact to NRG’s balance sheet if the commitments were recorded on the date of the acquisition:

			Proforma NRG
	NRG impact		impact of
	of Ivanpah	Pro-forma	Ivanpah
($ in 000s)	Acquisition	adjustment	Acquisition
Cash	$(67,951)		$(67,951)
Prepaid expenses	3,593		3,593
Restricted cash	24,625		24,625
Fixed assets	491,626		491,626
Deposits and other assets	32,561		32,561
Total assets	$484,454	$—	$484,454

Accrued expenses	$(326,745)		$(326,745)
Long-term liabilities	(3,867)		(3,867)
Total liabilities	(330,612)	—	(330,612)
Receivable - Noncontrolling interest (a)		111,275	111,275
Noncontrolling interest	(153,842)	(111,275)	(265,117)
Total equity	(153,842)	—	(153,842)
Total liabilities and equity	$(484,454)	$—	$(484,454)

(a)          Receivable for capital to be contributed represents Google’s remaining base equity commitment.  NRG’s remaining base equity commitment is eliminated in consolidation.

We believe that our current accounting is in accordance with GAAP.  For the reasons noted above and in our prior letters, the Company continues to believe it would be inappropriate to record liabilities or future assets that did not exist as of the acquisition date.  If the staff has further concerns or questions, we respectfully request a call to discuss.  We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Assistant General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ KIRKLAND B. ANDREWS
Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:           Jim Allegretto, Staff Accountant, Securities and Exchange Commission

Donna Di Silvio, Staff Accountant, Securities and Exchange Commission

Brian Curci, Esq., Assistant General Counsel, NRG Energy, Inc.

Ron Stark, Chief Accounting Officer, NRG Energy, Inc.